UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  )*

JED Oil Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
472310101
(CUSIP Number)
Kenneth E. Olson #200, 505 - 2nd Street SW Calgary, Alberta, Canada T2P 1N8 (403) 269-1420
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2007
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 472310101	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kenneth E. Olson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 472310101	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael B. Parkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 472310101	13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Heather Stickel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 472310101	13D	Page 5 of 8

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of JED Oil Inc., an Alberta, Canada corporation (“JED”). The name of the issuer is JED Oil Inc. and its principal executive offices are located at 1601 - 15th Avenue, Didsbury, Alberta, Canada, T0M 0W0.

Item 2. Identity and Background.

Kenneth E. Olson, Michael B. Parkin and Heather Stickel (individually, a “Reporting Person”, and collectively, the “Reporting Persons”) are filing this statement. Each Reporting Person is a party to the Joint Filing Agreement, described in Item 6 and attached as Exhibit 99.1 hereto. Each Reporting Person is a natural person.

Mr. Olson’s present principal occupation or employment is Vice President of Finance at Sanjel Corporation. Sanjel Corporation’s principal business is oilfield services in the oil and gas industry. Mr. Olson’s business address at Sanjel Corporation is #200, 505 - 2nd Street SW, Calgary, Alberta, Canada, T2P 1N8.

Mr. Parkin’s present principal occupation or employment is Businessman at Parma Ventures Inc. Parma Ventures Inc.’s principal business is oilfield equipment rental in the oil and gas industry. Mr. Parkin’s business address at Parma Ventures, Inc. is Box 2077, 10708 - 93 Street, High Level, Alberta, Canada, T0H 1Z0.

Ms. Stickel’s present principal occupation or employment is Credit Manager at Precision Drilling Corporation. Precision Drilling Corporation’s principal business is oilfield services in the oil and gas industry. Ms. Stickel’s business address at Precision Drilling Corporation is 4400, 150 - 6th Avenue SW, Calgary, Alberta, Canada, T2P 2Y7.

During the last five years, no Reporting Person has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

Caribou Resources Corp. (“Caribou”) was an Alberta, Canada corporation carrying on business in the province of Alberta, Canada. On January 30, 2007, Caribou filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) and obtained an order (the “CCAA Order”) from the Court of Queen’s Bench of Alberta Judicial District of Calgary (the “Court”) under which all proceedings against Caribou were stayed for an initial period to February 28, 2007 (the “Stay Period”). The CCAA Order appointed Deloitte & Touche Inc. as Monitor of Caribou (the “Monitor”). Pursuant to several subsequent orders of the Court, Caribou extended its Stay Period to August 30, 2007.

On May 23, 2007 an offer was submitted by JED (the “JED Offer”) with a deposit of $200,000. On June 8, 2007, JED informed the Monitor that it had acquired Brookfield Bridge Lending Fund Inc.’s security in Caribou (the “JED Security”).

The JED Offer became the basis of the Plan of Arrangement that Caribou filed with the Court on June 13, 2007 (the “Plan”). The Court directed that a Creditors’ Meeting be held on July 30, 2007 to allow the creditors of Caribou to consider, and if thought fit, approve the Plan. The Plan was amended with the consent of Caribou, JED, and the Monitor on July 4, 2007 (the “Amended Plan”). The changes made to the Plan were approved by the Court. At the Creditors’ Meetings on July 30, 2007, Caribou presented the Unfiled Second Restated and Amended Plan of Arrangement (the “Second Amended Plan”). The Second Amended Plan was approved by the Requisite Majorities of Caribou’s Affected Creditors. In addition, on July 30, 2007 the ABCA Arrangement and related resolutions were

CUSIP NO. 472310101	13D	Page 6 of 8

approved by the requisite majorities of Caribou Common Shareholders and JED Common Shareholders, respectively. On July 31, 2007, the Court granted orders sanctioning the Second Amended Plan and the ABCA Arrangement. The Second Amended Plan is attached as Exhibit 99.3 hereto.

Caribou’s secured creditors with proven claims ranking in priority to the JED Security (“Priority Secured Creditors”) are unaffected by the Second Amended Plan as JED will make arrangements directly to address their claims. Under the Second Amended Plan, there are two classes of creditors; Caribou’s proven secured creditors that do not rank in priority to JED’s Security (“Subordinate Secured Creditors”) and Caribou’s proven unsecured creditors (“Unsecured Creditors”) (collectively referred to as the “Affected Creditors”).

Pursuant to the Second Amended Plan, JED must: (a) pay all Priority Secured Creditors; (b) provide the Monitor with the Cash Proceeds Pool from which Unsecured Creditors are to be paid the first $1,000 of their claim; and (c) provide the Monitor with 5,000,000 JED Common Shares to be distributed as follows: (i) to pay the proven claims of Subordinate Secured Creditors on a pro rata basis from the net proceeds of the first 800,000 JED Common Shares sold; (ii) if there is a surplus remaining from the net proceeds of the sale of the first 800,000 JED Common Shares, that surplus will be used to pay the proven claims of Unsecured Creditors on a pro rata basis; and (iii) to pay the proven claims of Unsecured Creditors on a pro rata basis from the net proceeds of the remaining 4,200,000 JED Common Shares.

Also pursuant to the Second Amended Plan, the Monitor must: (a) make the distributions of the Cash Proceeds Pool within a period of 60 days from the Plan Implementation Date; (b) sell the shares referred to in the foregoing paragraph; (c) not sell more than 500,000 JED Common Shares in any calendar month without the prior written consent of JED; and (d) distribute the Net JED Common Share Proceeds on a monthly basis by the tenth of the following month unless the aggregate Net JED Common Share Proceeds available for distribution are less than $1 million.

Also pursuant to the Second Amended Plan, a Creditors’ Committee of not more than four creditors with proven claims was appointed by the Affected Creditors. The Unsecured Creditors were entitled to elect up to three members by ordinary resolution, and the Subordinate Secured Creditors were to appoint one member of the Creditors’ Committee. This member will be deemed to have resigned once the Subordinate Secured Creditors have been paid out or once the net proceeds from the sale of the 800,000 JED Common Shares have been disbursed.

The Reporting Persons were appointed by the Affected Creditors to the Creditors’ Committee.

The Creditors’ Committee has various powers, including: (a) the power to review the Monitor’s recommendation with respect to the timing, price and conduct of each sale of the JED Common Shares and to authorize the Monitor with respect to such matters; (b) the power to extend the dates of distributions; (c) the power to approve the accounts of the Monitor and its advisors; (d) the power to consult with the Monitor with respect to the resolution of any disputed claim; and (e) the power to advise the Monitor in respect of any matter referred to the Creditors’ Committee by the Monitor.

Accordingly, as members of the Creditors’ Committee, the Reporting Persons, collectively, became the beneficial owners of 5,000,000 Common Shares of JED.

Item 4. Purpose of Transaction.

Pursuant to the Second Amended Plan described in Item 3, JED provided the Monitor with 5,000,000 JED Common Shares to be distributed as follows: (a) to pay the proven claims of Subordinate Secured Creditors on a pro rata basis from the net proceeds of the first 800,000 JED Common Shares sold; (b) if there is a surplus remaining from the net proceeds of the sale of the first 800,000 JED Common Shares, that surplus will be used to pay the proven claims of Unsecured Creditors on a pro rata basis; and (c) to pay the proven claims of Unsecured Creditors on a pro rata basis from the net proceeds of the remaining 4,200,000 JED Common Shares.

Also pursuant to the Second Amended Plan, a Creditors’ Committee was formed and granted power to: (a) review the Monitor’s recommendation with respect to the timing, price and conduct of each sale of the JED Common

CUSIP NO. 472310101	13D	Page 7 of 8

Shares and to authorize the Monitor with respect to such matters; (b) extend the dates of distributions; (c) approve the accounts of the Monitor and its advisors; (d) consult with the Monitor with respect to the resolution of any disputed claim; and (e) advise the Monitor in respect of any matter referred to the Creditors’ Committee by the Monitor.

The Reporting Persons were appointed to the Creditors’ Committee. Thus, the Reporting Persons, collectively, became the beneficial owners of 5,000,000 JED Common Shares.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons, as members of the Creditors’ Committee described in Item 3, collectively share beneficial ownership of 5,000,000 JED Common Shares, which constitutes 21.0% of the average number of JED Common Shares outstanding (based on JED’s most recently available filing with the Securities and Exchange Commission).

The Reporting Persons share power (a) to vote or to direct the vote of 5,000,000 JED Common Shares, and (b) to dispose or to the direct the disposition of 5,000,000 JED Common Shares.

No Reporting Person has sole power (a) to vote or to direct the vote of 5,000,000 JED Common Shares, or (b) to dispose or to the direct the disposition of 5,000,000 JED Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Second Amended Plan, described in Item 3, provides the Reporting Persons, as appointed members of the Creditors’ Committee, with various powers, including: (a) the power to review the Monitor’s recommendation with respect to the timing, price and conduct of each sale of the JED Common Shares and to authorize the Monitor with respect to such matters; (b) the power to extend the dates of distributions; (c) the power to approve the accounts of the Monitor and its advisors; (d) the power to consult with the Monitor with respect to the resolution of any disputed claim; and (e) the power to advise the Monitor in respect of any matter referred to the Creditors’ Committee by the Monitor.

A Joint Filing Agreement by and among Kenneth E. Olson, Michael B. Parkin and Heather Stickel is attached as Exhibit 99.1 hereto. Pursuant to the Joint Filing Agreement, each Reporting Person has agreed that this statement on Schedule 13D is filed on behalf of each Reporting Person.

A Power of Attorney for Kenneth E. Olson, Michael B. Parkin and Heather Stickel is attached as Exhibit 99.2 hereto. Pursuant to the Power of Attorney, each Reporting Person has appointed each of the other Reporting Persons his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D or any amendments thereto, and any related documentation which may be required to be filed in his or her individual capacity as a result of the Reporting Person’s beneficial ownership of JED Common Shares.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Kenneth E. Olson, Michael B. Parkin and Heather Stickel.
99.2	Power of Attorney for Kenneth E. Olson, Michael B. Parkin and Heather Stickel.
99.3	Second Amended and Restated Plan of Arrangement of Caribou Resources Corp. Sponsored by JED Oil Inc. Pursuant to the Companies’ Creditors Arrangement Act (Canada), dated July 30, 2007.

CUSIP NO. 472310101	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same statement.

Date: October 30, 2007	/s/ Kenneth E. Olson
KENNETH E. OLSON
Date: October 31, 2007	/s/ Michael B. Parkin
MICHAEL B. PARKIN
Date: October 31, 2007	/s/ Heather Stickel
HEATHER STICKEL